UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67189

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Fuel Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 West 9th Street, #1
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart D. Appelson	609-933-3012	stu@corporatefuel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart D. Appelson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corporate Fuel Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL DIAZ
Notary Public
Wake Co., North Carolina
My Commission Expires May 8, 2029

Signature: [signature]

Title:
CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORPORATE FUEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Corporate Fuel Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corporate Fuel Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Corporate Fuel Securities LLC's auditor since 2024.

New York, NY

March 27, 2025

CORPORATE FUEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	43,628
Accounts receivable (Net of allowance for doubtful accounts of $37,500)		90,000
Other receivable		20,000
Prepaid expenses and other assets		1,984
TOTAL ASSETS	$	155,612

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	4,278
TOTAL LIABILITIES		4,278
MEMBER'S EQUITY		151,334
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	155,612

See notes to statement of financial condition.

CORPORATE FUEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

1.   DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M & A advisory fees- The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. During the year ended December 31, 2024, the Company recognized $453,800 in revenues earned at a point in time and $247,500 in revenues earned over time.

Accounts Receivable and Contract Balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized upon receipt of cash. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable)

Accounts Receivable and Contract Balances (continued)

and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2024 and December 31, 2024, accounts receivable, net of allowance for credit losses losses were $22,500 and $90,000, respectively. The Company had no contract assets and liabilities as of January 1, 2024 and December 31, 2024.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of a financial asset. Under the accounting update, the Company has the ability to determine if there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

As of December 31, 2024, the Company has recorded an allowance for credit losses of $37,500 based on the Company's expectation of the collectability of the accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash deposits. An account at an institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, per depositor, per financial institution. At December 31, 2024, the Company had $0 in excess of the FDIC insured limit. No losses have been incurred to date.

CORPORATE FUEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

<u>Income Taxes</u>

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. Accordingly, it is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

3.   RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to the client in accordance with the contractual terms of the agreements. During the year ended December 31, 2024, the Company earned $536,300 in financial advisory fees through joint agreements with the Parent Company.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, based on time spent, which the Company records monthly as a contribution to capital. These amounts totaled $290,974 for the year ended December 31, 2024.

Other Receivable includes amount due from parent company of $20,000.

4.   NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company's net capital of $39,350 exceeded required net capital of $5,000 by $34,350, and the ratio of aggregate indebtedness to net capital was .1087 to 1.

5.   CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2024, three customers accounted for 78% of the Company's revenue and one customer composed 67% of the accounts receivable balance.

6.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of Mergers and Acquisitions and Private Placement. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 78% percent of its total revenues from three external customers in 2024.

7.   SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through March 27, 2025, which is the date that the financial statements were issued and determined that no material events exist that would require adjustment or disclosure in the Company's financial statements.